April 11, 2025

Paul Ellerbeck
Chief Executive Officer
WeShop Holdings Ltd
Hawk House
22 The Esplanade
Jersey
JE1 1HH
Channel Islands

       Re: WeShop Holdings Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 31, 2025
           CIK No. 0002048271
Dear Paul Ellerbeck:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Capitalization, page 25

1. We note your response to prior comment 4. Please revise to include your Convertible notes payable, net - related party in your indebtedness.
 April 11, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance
Monetization, page 28

2. We note your response to prior comment 5 and reissue in part. Revise your disclosure where appropriate to briefly discuss the volume of social interactions metric or other key factors or metrics (e.g., number of users) as of the most recent period (i.e. March
       31, 2025) as it becomes available. In this regard, we note that your revisions to disclose that while WeShop had 150,000 Social Interactions during its Pilot, it has had approximately 2,200 Social International since the Pilot. Additionally, revise the charts and tables reflected throughout your disclosure, including under the subheading
       "Key Financial and Operating Metrics" beginning on page 27 as well as any applicable narrative disclosure accordingly.
Strategic Partnerships and Collaboration, page 67

3. We note your response to prior comment 8, including the placeholders for Ex. 10.2 and 10.3 to the Exhibit Index, and reissue in part. Please revise this section to briefly discuss these agreements generally, as well the key terms of these agreements, including duration. We note your revision to the Prospectus Summary. Index to Financial Statements
Audited Consolidated Financial Statements
Note 11 - Share Based Compensation (As Restated), page F-17

4. We note your response to our prior comment 12. Please revise your disclosure on page xii to make it clear which plans are applicable to each period by disclosing the exact dates of effectiveness and cancelation. Additionally, the disclosure of how
       WePoints through referrals are earned and calculated on page xii and page F-18 are not the same. Please revise accordingly.
5. We note your response to our prior comment 13. We note that the Contingent Shares awarded automatically settle in 12 months and your disclosure that you apply the same accounting treatment as contemplated with an employee. Please tell us if these awards include a market, performance of service condition. In addition, tell us what circumstances would require a Contingent Share to be forfeited. Finally, considering the market, performance and service conditions, if any, and circumstances requiring forfeiture, please tell us your consideration of recognizing the entire amount of compensation cost when the Contingent Share is granted. Refer to ASC 718-10-55-68.
General

6. We note your response to prior comment 14, including that you intend to file a registration statement on Form F-1 to register the transfer of shares by the WeShop
       Community Trust to your users on a continuous basis. Please tell us what exemption from registration you have relied upon regarding the issuance of shares under the
       Shareback program prior to filing the F-1. In this regard, it appears you have offered
       "Contingent Shares" in the past. Alternatively, please include a risk factor discussing the risks to investors and impact on you resulting from the possibility that prior issuances of Contingent Shares were not, but should have been, registered, including
 April 11, 2025
Page 3

       risks relating to potential violations of Section 5 of the Securities Act of 1933.
        Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Christian Nagler